Exhibit 99.1

TRANSACTIONS

The following table sets forth all transactions by the Reporting Persons or on behalf of the Reporting Persons with respect to securities of the Issuer effected in the last 60 days, inclusive of any transactions effected through 4:00 p.m., New York City time, on June 19, 2017. All such transactions were sales of securities of the Issuer effected in the open market.

Fund	Trade Date	Buy/(Sell)	Shares		Unit Cost		Security
FPA Hawkeye-7	06/08/2017	Sell	(3,400	) (1)	$8.00	(2)	Call Option
FPA Hawkeye	06/08/2017	Sell	(2,100	) (1)	$8.00	(2)	Call Option

(1)	Represents shares of Common Stock underlying American-style call options sold to unaffiliated third parties. These call options expire on August 18, 2017.
(2)	This amount represents the proceeds received from the sale of an applicable American-style call option to purchase one share of Common Stock. The per share exercise price of these call options is $95.